UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

2Q06

Consolidated Information and Results

Second Quarter 2006

(Unaudited)

Rio de Janeiro, July 27, 2006

TNL Participações Outstanding stock* (‘000): 382,122 TNLP3: R$ 58.90 TNLP4: R$ 27.80 TNE: US$ 12.75 ADR (06/30/2006) (*) – Ex-treasury	Telemar Norte Leste Outstanding stock * (‘000): 238,614 TMAR3 ON: R$ 89.15 TMAR5 PNA: R$ 42.46 TMAR6 PNB: R$ 40.05 (06/30/2006) (*) – Ex-treasury	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1. Highlights of the Quarter

2. Operating Performance

2.1 Wireline Services

2.2 Broadband Services

2.3 Wireless Services

3. Consolidated Results

3.1 Revenues

3.2 Operating Costs and Expenses

3.3 EBITDA

3.4 Depreciation / Amortization

3.5 Financial Result

3.6 Net Income

4. Debt

5. Capital Expenditures

6. Cash Flow

7. Other Important Information

8. Income Statements

9. Balance Sheets

10. Principal Financing & Loans

11. Upcoming Events

1.Highlights of the Quarter

  The Telemar Group companies attracted 645 thousand new customers during the 2Q06, bringing its customer base to a total of 27.5 million in June/06 (up 3.8 million since the 2Q05), distributed as follows:

 Wireline: 14.5 million lines in service (-1.7% compared to the 1Q06)

 Wireless: 12.0 million customers (+7.3% on the 1Q06)

 Broadband: 970 thousand subscribers (+8.3% on the 1Q06)

Oi continued to show excellent performance in the quarter, with a 38% of the net additions in Region I, reassuring it’s leadership in the region with a market share 27.8%.

 The consolidated net revenue amounted to R$ 4,062 million (+0.2% in relation to the 1Q06).

The average revenue per user (ARPU) was R$ 82 for wireline services and R$ 18 for wireless services.

Consolidated EBITDA came to R$ 1,562 million, versus R$1,485 million in the 1Q06 and R$ 1,664 million in the 2Q05. The EBITDA margins were:

	2T05	1T06	2T06
TMAR Parent company	43.0%	39.5%	40.7%
Oi	10.4%	12.8%	19.0%
TNL Consolidated	40.4%	36.6%	38.4%

Net income amounted to R$ 283 million (compared to R$ 144 million in the 1Q06 and R$ 204 million in the 2Q05), equivalent to R$ 0.74 per share (US$ 0.34 per ADR). This represents a year-over-year increase of 38.7%.

  Net debt totaled R$ 6,090 million (0.94x EBITDA), an increase of 3.9% in relation to the position at the end of Mar/06.

  Capital expenditure during the quarter amounted to R$ 484 million (11.9% of consolidated net revenue), reaching R$ 925 million in 1H06.

  Cash flow after investment activities, came to a total of R$ 1,057 million, up 132.4% compared to the 1Q06 and up 29.3% in relation to the same period of last year.

 Corporate Reorganization: The management teams of the Telemar Group have submitted the initial filings with the regulatory bodies - Anatel and the SEC - and are preparing other documents and information to submit to the SEC and the CVM, such as the 2Q06 results reconciliation to US GAAP, in order to obtain the necessary registration of the corporate restructuring and the secondary offering process, announced on April 17, 2006, as well as the registration of Telemar Participações' shares in the Bovespa’s New Market.

Once approval has been obtained from those two bodies (Anatel and the SEC), Tele Norte Leste will submit the above mentioned restructuring operation for the approval of its shareholders, by calling a General Shareholders’ Meeting, as previously announced.

2. Operating Performance

2.1 Wireline Services

The installed capacity at the end of June/06 amounted to 17,041 thousand lines, of which 14,499 thousand lines were in service (85.1% utilization rate). Of the lines in service, 11,318 thousand were residential lines, 2,576 thousand were commercial lines and 605 thousand were public telephones. The average number of lines in service during the quarter was 14,575 thousand (-2.8% compared to the 2Q05).

2.2 Broadband Services

The number of broadband internet (ADSL) subscribers at the end of the quarter totalled 970 thousand (+51.3% versus the 2Q05), equivalent to 6.7% of the fixed lines in service. Net additions during the quarter came to 74 thousand. The average Velox subscriber base at the end of the 2Q06 totaled 947 thousand (+44.4% compared to the 2Q05).

Figure 1 - Velox subscribers (thousand)

2.3 Wireless Services

Oi had a total of 12,034 thousand subscribers at the end of the 2Q06 (+48.3% in relation to the 2Q05), representing a net increase of 817 thousand customers during the quarter (approximately 38% of the net additions in Region I).

Figure 2 - Oi Subscribers and Market Share
The wireless penetration rate in Region I had reached 42.7% by the end of June/06 (compared to 40.8% at the end of March/06) and Oi’s market share in the region increased to 27.8%.

Of the net additions during the quarter, approximately 38% were in post-paid plans, while 62% were in prepaid plans. At the end of the quarter, Oi had 80% of its subscribers on prepaid plans and 20% on post-paid plans.

Oi’s average subscriber base during the quarter was 11,626 thousand (+51.4% on the 2Q05). The 745 thousand disconnections (“churn”) during the period represented 6.4% of the average subscriber base for the 2Q06. The increase in the quarter’s churn is due to the strong Christmas sales season, notably in the prepaid segment.

Figure 3 - Oi: Average Subscriber Base and Churn Rate

3. Consolidated Results

3.1 Revenues

The consolidated gross revenue for the quarter amounted to R$ 5,826 million, in line with the figures for the 1Q06 (-0.3%) and 2Q05 (+0.2%).

The consolidated net revenue, of R$ 4,062 million, was also in line with the 1Q06 figure (+0.2%) and was down 1.5% in relation to the 2Q05.

The principal changes are shown in the table below.

Table 1 - Gross Revenue

R$ million	2Q05	1Q06	2Q06	Change %		1H05%		1H06%		Chg. %
				QoQ	YoY
Wireline	5,153	5,160	5,047	-2%	-2%	10,286	100%	10,207	100%	-1%
Local (ex - VC1)	2,311	2,300	2,291	0%	-1%	4,643	45%	4,591	45%	-1%
Local Fixed-to-Mobile (VC1)	650	654	619	-5%	-5%	1,296	13%	1,273	12%	-2%
Long Distance (ex - VC2/3)	801	791	717	-9%	-10%	1,593	15%	1,508	15%	-5%
LD Fixed-to-Mobile (VC2/3)	162	169	160	-6%	-1%	330	3%	329	3%	0%
Network Usage	272	172	169	-2%	-38%	540	5%	342	3%	-37%
Data	493	583	614	5%	24%	946	9%	1,196	12%	26%
Public Phones	265	288	281	-2%	6%	539	5%	569	6%	6%
Additional Services	136	140	144	3%	6%	266	3%	285	3%	7%
Advanced Voice / Other	63	63	52	-17%	-18%	132	1%	115	1%	-13%

Wireless	662	682	779	14%	18%	1,167	100%	1,461	100%	25%
Services	462	605	670	11%	45%	893	77%	1,275	87%	43%
Subscription	107	153	184	20%	72%	210	18%	337	23%	60%
Outgoing Calls	221	300	321	7%	45%	417	36%	621	42%	49%
Domestic/Inter. Roaming	25	33	29	-12%	17%	60	5%	63	4%	5%
Network Usage	69	61	62	0%	-10%	129	11%	123	8%	-5%
Data / Value Added	40	57	75	32%	87%	77	7%	131	9%	71%
Handset Sales	201	77	109	40%	-46%	274	23%	186	13%	-32%

Wireline	5,153	5,160	5,047	-2%	-2%	10,286	90%	10,207	87%	-1%
Wireless	662	682	779	14%	18%	1,167	10%	1,461	13%	25%
Total Gross Revenue	5,815	5,842	5,826	0%	0%	11,453	100%	11,667	100%	2%

Consolidated Net Revenue	4,123	4,055	4,062	0%	-1%	8,128	-	8,118		0%

3.1.1 Wireline Services

Gross revenue from wireline services was down 2.2% in relation to the 1Q06 and by 2.1% compared to the 2Q05. The main features are highlighted below:

Local Services

• Fixed-to-Fixed (monthly subscription, traffic, installation fee): total revenues in the 2Q06 came to R$ 2,291 million, of which aspects worth mentioning are:

=> Monthly subscription fees were down 2.1%, compared to the 1Q06, due to the reduced number of lines in service. During the quarter, a total of 532 thousand lines were activated, while 778 thousand lines were disconnected. The revenue was up 1.7% in relation to the 2Q05, mainly due to the 7.3% tariff increase in July/05, since there was a 3.1% reduction in the number of costumer lines in service.

=> Revenue from local traffic saw an increase of 6.5% over the quarter, due to an increase in the volume of traffic, in comparison with the previous quarter, because of the seasonal impact of the summer vacation in the 1Q06 and the launching in March/06 of the “Internet sem Limite” service, offering unlimited dial-up Internet access. The figure was down 4.3% in relation to the 2Q05, due to a reduction in traffic caused by migration from fixed line calls to the mobile network and from dial-up Internet access to broadband access.

• Fixed-to-Mobile (VC1): this revenue was 5.3% lower than that recorded for the 1Q06 and 4.8% lower than that of the 2Q05, as the impact of the tariff adjustment (7.99% in July/05) was outweighed by the decline in traffic caused by migration to the mobile network, attracted by the competitive prices offered by the post-paid plans.

Long Distance (LD) Services

• Domestic and International LD: these revenues were down 9.4% in comparison with the previous quarter, due to the seasonal impact of the summer holidays during the 1Q06. The 10.5% fall in relation to the 2Q05 was due to a decline in traffic.

• Fixed-to-Mobile (VC2/3): showed a drop of 5.5% in comparison with the previous quarter, due to the impact of seasonal effects in the 1Q06 (summer holidays), and was down 1.2% in relation to the 2Q05, as a result of a decline in traffic.

Remuneration for Network Usage: this source of revenue saw a reduction of 1.9%, in comparison with the previous quarter. In relation to the 2Q05, the 37.7% drop in revenue is largely attributable to the reduction of the local network usage tariff (TU-RL), introduced upon the renewal of the concession contracts in January/06, on top of the 20% reduction related to the productivity factor built into the TU-RL, which came into effect in July/05.

Data Transmission Services: this revenue source was up by 5.3% in relation to the 1Q06, mainly due to a R$ 17 million increase in revenue from the lease of dedicated lines (SLD and EILD) and R$ 7 million from Velox (ADSL). In relation to the 2Q05, the increase of 24.4% was due to the growth of Velox revenue by R$ 58 million, and of revenue from the lease of dedicated lines, by R$ 45 million.

Revenues from data transmission services accounted for 12% of fixed line revenues and 10% of the consolidated revenue for the 1H06.

Public Telephones: revenues were down 2.3%, compared to the 1Q06, due to a decline in the number of phone card credits sold (seasonal effect of summer holidays during the 1Q06). In relation to the 2Q05, revenues were up 6.0%, mainly due to the tariff adjustment in July/05 (+7.4%).

3.1.2 Wireless Service

Consolidated gross revenue from wireless services increased by 14.2% during the quarter. This result was mainly due to higher subscription revenues and handset sales.

In relation to the 2Q05, revenues were up by 17.6%, driven by growth in outgoing calls, subscriptions and mobile data and value-added services, partially offset by lower handset sales. It should be noted that the decline in handset sales (-R$ 92 million) is the result of the strategy adopted by the Company to reduce the costs incurred from the selling of handsets (subsidies, commissions, logistics, etc.) to customers on prepaid plans, instead giving priority in this segment to the sale of “SIM alone” (“Oi Cartão Total”).

Remuneration for mobile network usage, at R$ 62 million, was slightly up in relation to that of the 1Q06 – after excluding R$ 171 million related to TMAR. This revenue was down 10.2% in comparison with the 2Q05, due to a more balanced level of traffic among the mobile operators, resulting from the growth of Oi during the period.

Oi’s gross revenue in the quarter amounted to R$ 1,106 million and net revenue came to R$ 807 million (+7.5% against the 1Q06 and +17.8% on the 2Q05).

Average monthly revenue per user (ARPU), at R$ 17.80 for the quarter, remained stable (-0.6%) in relation to the 1Q06. The 14.4% drop when compared to the 2Q05 is mainly due to the difference between the moderate growth in revenue from incoming traffic, or network usage (+4.9%) and the vigorous expansion of Oi’s average customer base (+51.4%) during the period.

It is worth mentioning that the revenues from data and value-added services accounted for 7.9% of the total revenue from wireless services during the quarter, boosted by heavy use of the message service providing World Cup content, launched by Oi specifically for that event.

The sale of 730 thousand handsets during the quarter generated a net revenue of R$ 76 million (+43.4% compared with the 1Q06).

3.2 Operating Costs and Expenses

Operating costs and expenses (excluding depreciation and amortization) were down 2.7% (-R$ 69 million) in comparison with the 1Q06 but were up 1.7% on the 2Q05.

The principal change, in relation to the 1Q06, was a reduction in other operating expenses. In comparison with the 2Q05, the increase in third-party services was partially offset by lower costs relating to handset sales. The principal changes are analysed below.

Table 2 - Operating Costs and Expenses

Item - R$ million	2Q05	1Q06	2Q06	Change %		1H05%		1H06%		Chg. %
				QoQ	YoY
Interconnection	573	626	590	-6%	3%	1,202	25%	1,217	24%	1%
Personnel	142	154	164	6%	15%	302	6%	318	6%	5%
Materials	96	85	72	-15%	-25%	179	4%	156	3%	-13%
Handset Costs/Other (COGS)	251	112	140	25%	-44%	340	7%	252	5%	-26%
Third Party Services	840	931	966	4%	15%	1,621	34%	1,896	37%	17%
Marketing	56	97	71	-27%	27%	139	3%	167	3%	20%
Rent and Insurance	145	172	169	-2%	17%	297	6%	341	7%	15%
Provision for Doubtful Accounts	117	108	135	25%	15%	275	6%	243	5%	-12%
Other Oper. Exp. (Rev), Net	239	286	194	-32%	-19%	439	9%	480	9%	9%
TOTAL	2,459	2,570	2,501	-3%	2%	4,795	100%	5,071	100%	6%

• Interconnection: showed a decline of 5.7% compared to the 1Q06, due to lower fixed to mobile traffic. In relation to the 2Q05, these costs rose by 3.0%, mainly due to a 4.5% increase in the VU-M tariff, in July/05.

• Personnel: these expenses increased by R$ 10 million in relation to the 1Q06, influenced by an increase in the number of staff and layoff expenses. The review of job descriptions and remuneration and the collective labor agreement, put into effect during the 4Q05, contributed to the R$ 22 million increase, when compared to the 2Q05.

Table 3 - Personnel

Company	Jun/05	Sep/05	Dec/05	Mar/06	Jun/06	Jun/06 x Mar/06	Jun/06 x Jun/05
TMAR/TNL	6,698	6,597	6,637	6,559	6,687	2.0%	-0.2%
Oi	971	939	929	852	865	1.5%	-10.9%
Total	7,669	7,536	7,566	7,411	7,552	1.9%	-1.5%

• Cost of handsets and other COGS: showed an increase of R$ 28 million compared to the 1Q06, due to increased sales as a result of Mother’s Day and Valentine’s Day. In the 1Q06, the cost of handsets registered a one-time extraordinary increase of R$ 33 million due to an inventory review. Without this impact, the increase during the quarter would have been R$ 61 million (+77.2%), in line with the growth in handset sales.

In relation to the 2Q05, the cost of handsets fell by R$ 111 million (-44.2%), as a result of the new strategy adopted by the Company to reduce costs by selling the “sim card alone” to prepaid customers. There was a 38.3% decline in the total number of handsets sold year- over- year.

• Third-Party Services: saw an increase of 3.8% (+R$ 35 million) over the 1Q06, due to greater spending with call center services (+R$ 17 million), consulting fees and legal expenses (+R$ 17 million).

In relation to the 2Q05, there was an increase of 15.0% (+R$ 126 million), mainly as a result of higher network maintenance costs (+R$ 88 million), due to a reduction in the number of outsourced firms, with the renegotiating of the existing contracts in the 4Q05, as well as increased spending with call center services (+R$ 19 million), consulting fees and legal expenses (+R$ 15 million).

• Marketing: declined by 26.8% in relation to the 1Q06, mainly due to reduced spending on market research. In contrast, there was a 26.8% increase in relation to the 2Q05, due primarily to increased spending on TV commercials, alternative media formats and sponsorships. Marketing expenses were equivalent to 1.7% of the consolidated net revenue for the quarter.

• Provision for Doubtful Accounts (PDA): equivalent to 2.3% of the consolidated net revenue for the quarter (compared to 1.8% in the 1Q06 and 2.0% in the 2Q05).

• Other Operating Expenses (Revenues): the other net operating expenses declined 32.2% (-R$ 92 million) in relation to the 1Q06, basically as a result of lower provisions for contingencies (-R$ 85 million). During the 1Q06, the Company made extraordinary provisions, amounting to R$ 34 million, with regard to the targets set out in the concession contracts. Excluding this impact, the decline would have been 23.0%.

In relation to the 2Q05, there was a decline of 18.8% (-R$ 45 million), mainly due to lower provisions for contingencies (-R$ 54 million) and expenses regarding employee profit sharing (-R$ 24 million), partially offset by the provisioning of the renewal fee on the wireline concession (+R$ 34 million).

3.3 EBITDA

The consolidated EBITDA came to R$ 1,562 million, 5.1% higher than in the previous quarter, representing a 38.4% margin (in relation to 36.6% in the 1Q06 and 40.4% in the 2Q05).

TMAR parent company registered EBITDA of R$ 1,429 million for the quarter, with a margin of 40.7% (compared to 39.5% in the 1Q06 and 43.0% in the 2Q05). In the annual comparison, one should take into account the provisioning of the concession renewal fee, as of January/06, which had a
R$ 34 million impact in the 2Q06.

Oi recorded EBITDA of R$ 154 million for the quarter, with a 19.0% margin (versus12.8% in the 1Q06 and 10.4% in the 2Q05).

3.4 Depreciation / Amortization

Depreciation and amortization in the 2Q06 came to a total of R$ 804 million, down 2.7% compared to the 1Q06 and 4.9% in relation to 2Q05.

Table 4 - Depreciation and Amortization

R$ Million	2Q05	1Q06	2Q06	1H05	1H06
Fixed Line / TNL	712	668	642	1,418	1,310
Depreciation	693	650	624	1,382	1,274
Amortization of Goodwill	18	18	18	36	36

Mobile Business	134	158	163	259	321
Depreciation	96	120	125	183	245
License/Deferred Amortization	38	38	37	76	76
Total	846	827	804	1,677	1,631

3.5 Financial Results

The net financial expenses in the 2Q06 came to R$ 375 million, 10.9% higher than in the 1Q06 and down 6.5% in relation to the 2Q05, as shown in the table below:

Table 5 - Financial Results

R$ million	2Q05	1Q06	2Q06	1H05	1H06
Financial Revenues	235	167	181	483	348
Interest on financial investments	127	90	97	286	188
Other	108	77	83	198	160
Financial Expenses	(636)	(506)	(556)	(1,269)	(1,061)
Interest on loans and debentures	(198)	(165)	(224)	(398)	(389)
Exchange results on loans and financing	(157)	(126)	(115)	(366)	(241)
Monetary and Exchange Variations	760	298	(19)	771	279
Currency Swap Results	(917)	(425)	(96)	(1,137)	(521)
Other Financial Expenses	(281)	(214)	(217)	(505)	(431)
Banking Fees (including CPMF)	(73)	(58)	(60)	(184)	(118)
Interest on other liabilities	(23)	(21)	(19)	(47)	(40)
Monetary Restatement of Provisions for Contigencies	(73)	(64)	(71)	(122)	(135)
IOF, PIS and Cofins on financial revenues	(34)	(22)	(21)	(40)	(43)
Other	(77)	(49)	(46)	(112)	(95)
Net Financial Result	(401)	(338)	(375)	(786)	(713)

Financial Revenues: up R$ 14 million in comparison with those of the previous quarter, basically due to a higher average cash volume in the quarter.
Financial Expenses: up R$ 50 million in relation to the previous quarter. The principal factors were as follows:

(i) Interest on loans and debentures, involving expenses totaling R$ 224 million (a
R$ 59 million increase during the quarter), primarily due to a TMAR debenture issue
(R$ 2.2 billion) in March/06.

(ii) Exchange results on loans and financing, amounting to an expense of R$ 115 million (an R$ 11 million reduction during the quarter), resulting from:

(a) Monetary and exchange variations, giving rise to a R$ 19 million expense, representing R$ 10 million in currency variation on the Company’s debt, monetary variation of R$ 9 million;

(b) Currency swap results, amounting to a R$ 96 million expense, representing interest expenses linked to the CDI (Interbank Deposit Certificate), of R$ 147 million, offset by revenues of R$ 51 million on currency variations.

(iii) Other financial expenses, amounting to R$ 216 million, in line with the 1Q06.

3.6 Net Income

The consolidated net income for the quarter came to R$ 283 million (+95.6% compared to the 1Q06 and +38.7% compared to the 2Q05), which was equivalent to R$ 0.74 per share (US$ 0.34 per ADR).

Table 6 - Net Earnings and Earnings per Share / ADR

	2Q05	1Q06	2Q06	1H05	1H06
Net Earnings (R$ Mn)	203.8	144.5	282.6	396.8	427.1
Outstanding Shares ('000)*	382,122	382,122	382,122	382,122	382,122
Earnings per share (R$)	0.533	0.378	0.740	1.038	1.118
Earnings per ADR (US$)	0.215	0.172	0.338	0.404	0.510

*Outstanding Shares (ex-Treasury)

4. Debt

The Company’s consolidated gross debt totaled R$ 9,634 million at the end of the quarter, including swap contract results, and was 12.6% lower than the balance at the end of March/06. Of this total, 38% was denominated in foreign currency and 44% was in reais, while the other 18% was represented by swap operations. Cash and short-term investments amounted to R$ 3,544 million at the end of June/06, representing 143% of the total short-term debt.

Figure 4 - Net Debt (R$ million)	Figure 5 - Gross Debt Repayment Schedule (R$ 9,634 million)

The Company’s consolidated net debt, of R$ 6,090 million, increased by R$ 227 million (3.9%) over the prior quarter, but was R$ 1,063 million lower (-14.9%) than at the end of June/05. It’s worth mentioning that in the quarter, the amount of R$ 937 million was paid in dividends and interest on capital related to 2005 fiscal year, directly impacting in the Company’s cash position.

Figure 7 - Debt (end of period)

R$ million	Jun/05	Sep/05	Dec/05	Mar/06	Jun06	% Gross Debt
Short Term	4,246	4,299	4,052	3,647	2,482	26%
Long Term	6,846	6,131	5,802	7,374	7,151	74%
Total Debt	11,092	10,430	9,855	11,021	9,634	100%
Local Currency	3,518	3,555	3,412	5,541	4,216	44%
Foreign Currency	5,476	4,808	4,490	3,747	3,652	38%
Swap	2,098	2,068	1,952	1,733	1,766	18%
(-) Cash	(3,939)	(3,839)	(3,771)	(5,158)	(3,544)	-37%
(=) Net Debt	7,153	6,592	6,083	5,863	6,090	63%
Net Debt/EBITDA(1)	1.06x	0.97x	0.90x	0.89x	0.94x	-

(1) Latest 12 months

Local currency debt amounted to R$ 4,216 million at the end of June/06, of which R$ 1,757 million was owed to BNDES (Brazilian Development Bank), at an average cost of TJLP (Long-Term Interest Rate) + 4.2% p.a., and R$ 2,271 million was in non-convertible debentures, bearing an average cost of: 103% of CDI p.a. for those maturing in March 2011; and CDI + 0.55% p.a. for those maturing in March 2013.

Foreign currency debt, of R$ 3,652 million – excluding R$ 1,766 million relating to swap adjustments – bears interest at the average contractual rates of 6.7% p.a. for transactions denominated in U.S. dollars, 1.5% p.a. for those denominated in Japanese yen, and 10.1% p.a. for financing linked to the BNDES currency basket. Approximately 67% of the debt borrowed in foreign currency was at floating interest rates.

Of the total foreign currency debt, 92.8% has been hedged, 71% of which through currency swap operations. The average cost of these transactions at the end of the quarter was 100.7% of the CDI rate.

During the quarter, TMAR raised R$ 17.2 million through the Banco do Nordeste do Brasil. At the end of June/06, TMAR’s outstanding debt to TNL was reduced to just R$ 1.0 million.

Debt amortization during the 2Q06 amounted to approximately R$ 1,751 million, R$ 1,463 million of which was repayment of principal and R$ 288 million represented financial charges and swap maturities.

5. Capital Expenditures

Consolidated capital expenditures during the 2Q06 amounted to R$ 484 million, of which R$ 328 million was invested in the wireline network and R$ 156 million was invested in the wireless network, reducing R$ 925 million in the 1H06 (R$ 964 million in 1H05).

Table 8 - Capex

R$ million	2Q05	1Q06	2Q06	1H05%		1H06%
Wireline	296	341	328	575	60%	669	72%
Growth & Quality	131	149	121	199	21%	270	29%
Data / Communic. Systems / Other	165	191	207	376	39%	399	43%
Wireless	213	100	156	389	40%	256	28%
TOTAL	509	441	484	964	100%	925	100%
% of Net Revenue	12.3%	10.9%	11.9%	11.9%	-	11.4%	-

6. Cash Flow

The Company’s free cash flow, after capex, came to a total of R$ 1,057 million, 132.4% higher than in the previous quarter and 29.3% higher than the 2Q05. Lower working capital needs, as a result of higher payments to suppliers during 1Q06, together with the higher net income for the quarter, were the principal reasons underlying the improvement in cash flow. Free cash flow after capex for the 1H06 came to a total of R$ 1,512 million (5.1% lower than in the same period of 2005).

Table 9 - Cash Flow (R$ million)

R$ million	2Q05	1Q06	2Q06	1H05	1H06
(i) Cash Flow from operating activities	1,333.2	920.1	1,540.8	2,567.5	2,460.9
Net income for the period	203.8	144.5	282.6	396.8	427.1
Minority interest in results of operations	101.3	56.0	67.0	152.8	123.0
Adjustments to reconcile net income to net cash:	1,317.7	1,351.7	1,338.7	2,848.9	2,690.4
Interest and monetary variation on loans and financings	197.1	232.1	346.5	641.3	578.6
Depreciation/Amortization	845.9	826.9	804.4	1,676.9	1,631.4
Contingency Provisions	230.6	260.0	173.1	442.5	433.1
Other	44.1	32.7	14.6	88.2	47.3
Change in Working Capital	(289.5)	(632.1)	(147.5)	(831.0)	(779.6)
(ii) Cash flow from investing activities	(515.8)	(465.2)	(483.7)	(974.2)	(948.9)
Cash Flow after investing activities	817.4	454.9	1,057.1	1,593.3	1,512.0
(iii) Cash flow from financing activities	(318.0)	934.4	(1,733.9)	(1,600.6)	(799.5)
Cash Flow after financing activities	499.5	1,389.3	(676.8)	(7.3)	712.5
Payment of Dividends and Interest on Capital	(1,307.8)	(2.8)	(936.6)	(1,312.5)	(939.5)
Buyback Program	(44.7)	-	-	(128.5)	-
Reduction in Cash due to Contax Spin-Off	-	-	-	(85.2)	-
Increase (decrease) in cash and banks	(853.0)	1,386.5	(1,613.5)	(1,533.4)	(227.0)
Cash and banks at the beginning of the period	4,792.0	3,771.2	5,157.6	5,472.4	3,771.2
Cash and banks at the end of the period	3,939.0	5,157.6	3,544.2	3,939.0	3,544.2

7. Other Important Information

Corporate Restructuring of the Telemar Group

On April 17, 2006, Telemar Participações S.A., Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. submitted to their respective deliberative bodies a proposal for a corporate restructuring, together with a secondary public offering of a portion of the shares in the new company to be formed from this restructuring.

The aim of the proposed corporate restructuring is to simplify the shareholding structure of the Telemar Group of companies, bringing together all the stockholders, currently spread among three different companies with six different classes of shares, into a single company (in this case, TmarPart), whose capital would be exclusively represented by common shares, to be traded on the Bovespa New Market (“Novo Mercado”) and as ADRs on the New York Stock Exchange (“NYSE”).

The management teams of the Telemar Group have submitted the initial filings with the regulatory bodies - Anatel and the SEC - and are preparing other documents and information to submit to the SEC and the CVM, such as the 2Q06 results reconciliation to US GAAP, in order to obtain the necessary registration of the corporate restructuring and the secondary offering process, announced on April 17, 2006, as well as the registration of Telemar Participações' shares in the Bovespa’s New market.

Once approval has been obtained from those two bodies (Anatel and the SEC), TNLP will submit the above mentioned restructuring operation for the approval of its shareholders, by calling a General Shareholders’ Meeting, as previously announced.

Further information may be obtained by accessing the links below:

Material Fact – April 17, 2006:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_001&EditeCodigoDaPagina=2248

Restructuring Proposal Presentation – April 17, 2006:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_002&EditeCodigoDaPagina=2248

Economic-Financial Evaluation Report – April 19, 2006:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_003&EditeCodigoDaPagina=2248

Material Fact – Proposed Dividends – May 11, 2006:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_006&EditeCodigoDaPagina=2248

Prospectus for the Secondary Public Offering – May 11, 2006
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_004&EditeCodigoDaPagina=2248

Material Fact – Revised Schedule – June 16, 2006:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_007&EditeCodigoDaPagina=2248

IOC – Interest on Capital – Allocation in 2006

On June 26, 2006, TMAR declared IOC of R$ 214 million, equivalent to the gross amount of R$ 0.85 per common share, R$ 0.94 per class “A” preferred share and R$ 0.85 per class “B” preferred share. The Company’s shares began to trade “ex-IOC” as of July 3, 2006.

Base Date	Date ex-IOC	Class	Gross Amount per Share (R$)	Total (R$ million)
3/31/2006	4/3/2006	TMAR 3 TMAR 5 TMAR 6	0.93 1.02 0.93	234
6/30/2006	7/3/2006	TMAR 3 TMAR 5 TMAR 6	0.85 0.94 0.85	214
Total		TMAR 3 TMAR 5 TMAR 6	1.78 1.96 1.78	448

 2006 Tariff Adjustment

• Local and Long Distance Services and Network Usage

Calculation of the annual tariff adjustment for wireline services in 2006 was based on the variation of the IGP-DI inflation index over the last 7 months of 2005 and the IST (Telecommunications Services Index) for the first 5 months of 2006, deducting the productivity factor for each period, in accordance with the prevailing concession contracts.

The items comprising the basket of local services are to undergo a linear tariff reduction of 0.51%, coming into effect as of July 14, 2006. For the basket of long distance services, the tariffs authorized by the regulator Anatel are to be reduced by 2.86%, coming into effect as of July 20, 2006.

Table 10 – Authorized Adjustment

%
Local Basket	-0.51%
- Installation	-0.51%
- Monthly Fee	-0.51%
- Pulses	-0.51%
Public Phone Credit Unit	-0.43%
TU-RL (local interconnection)	-0.51%
Long Distance Basket	-2.86%
TU-RIU (LD Interconnection)	-2.86%

Table 11 – New Tariff Ceiling*

R$
Residential Installation	54.55
Monthly Fee
Residential	41.03
Non-Residential	72.93
Tronco	72.93
AICE	24.61
Pulses	0.15706
Public Phone Credit	0.1160
Long Distance (LD)**
D1 (0 to 50 km)	0.35356
D2 (50 to 100 km)	0.51392
D3 (100 to 300 km)	0.54405
D4 (over 300 km)	0.57596
TU-RL	0.03481
TU-RIU	0.11898

(*) – Gross amounts for the state of Rio de Janeiro.
(**) – The long distance tariff refers to the tariff ceiling for peak hours.

VC2/VC3 Tariff Readjustment

On March 22, 2006, Anatel approved a 7.99% readjustment of the long distance fixed-to-mobile (VC2/VC3) tariffs. A readjustment of 4.5% was also approved for mobile interconnection (VU-M) in relation to such calls.

 Changes Relating to the Bill and Keep System and VU-M Time Modulation

On July 14, 2006, Anatel announced that it was ending the (partial) Bill and Keep system on local calls between mobile operators. The full-billing system was reintroduced, with the payment of mobile interconnection (VU-M) between the mobile operators, according to the use of each other’s network.

On the same date, Anatel also announced the introduction of time modulation for VU-M, on fixed-to-mobile calls, allowing a 30% reduction in the amount paid by the wireline operators to the wireless operators during off-peak hours. The off-peak hours are from Monday to Saturday, between 9:00 pm to 7:00 am, and Sundays and Holidays.

Transfer of Licenses from Oi to TMAR

The Telemar Group decided to bring together under one single company all the licenses granted for the provision of local, domestic and international long-distance (DLD / ILD) wireline services in the three regions defined under the government’s General Concession Plan (PGO).

Following the transfer of the licenses, which has already been approved by Anatel, any authorizations granted to Oi for the provision of wireline services in Regions II and III will belong to Telemar parent company.

New Deals, Products and Services

Plan of Minutes

During May 2006, Telemar launched wireline packages based on minutes, under the plans “Fale (Speak)”, “Fale e Navegue Noite (Speak & Browse at Night)”, and “Fale e Navegue Sem Limites (Unlimited Speak & Browse)”. The two latter options include minutes dedicated to dial-up Internet access.

 Introduction of AICE

On July 1, 2006, Telemar introduced the AICE service (Special Class Individual Access), in compliance with a decision by Anatel, for locations with more than 500 thousand inhabitants. Under AICE, the customer pays a monthly subscription to receive calls, there is no monthly allowance included in the subscription and to make calls it is necessary to buy phone cards.

The minimum phone credit card is R$ 20.00 and these credits may be used for local and long-distance calls and also for Internet access. Once the credits have been 'activated' they retain their validity for 6 months. When this period expires, any unused credits can be revalidated, within a limit of 5 years, by purchasing and activating another card.

For more information, please visit our website: www.telemar.com.br and www.oiloja.com.br

8. Income Statements

TNL (CONSOLIDATED)

R$ million	2Q05	1Q06	2Q06	1H05	1H06
Wireline Services Revenues	5,152.8	5,159.8	5,046.7	10,285.9	10,206.5
Local Services	2,961.3	2,953.7	2,909.6	5,939.3	5,863.3
Subscription Charges	1,613.7	1,675.4	1,640.8	3,247.5	3,316.2
Pulses	658.1	591.4	630.0	1,317.9	1,221.4
Installation	11.8	11.3	12.4	23.0	23.7
Collect Calls	21.8	14.6	9.4	43.9	24.1
Other Local Revenues	5.7	7.4	(1.9)	10.6	5.5
Fixed-to-Mobile (VC1)	650.2	653.6	618.9	1,296.5	1,272.5
Long Distance	962.4	960.0	876.5	1,922.9	1,836.5
Intra-State	442.1	459.3	417.0	883.5	876.3
Inter-State	149.6	137.0	122.7	304.9	259.7
Inter-Regional	187.1	174.2	158.3	359.4	332.5
International	22.1	20.6	18.9	45.3	39.6
Fixed-to-Mobile (VC2 and VC3)	161.6	168.9	159.6	329.8	328.5
Advanced Voice	62.6	62.6	51.5	130.7	114.0
Public Telephone	265.2	287.8	281.2	539.0	569.0
Additional Services	135.6	140.4	144.2	266.4	284.6
Network Usage Remuneration	271.6	172.5	169.3	539.6	341.8
Data Transmission Services	493.5	582.6	613.7	946.3	1,196.2
Leased Lines (EILD)	89.6	119.7	126.7	179.9	246.4
Leased Lines (SLDD/SLDA)	70.2	68.2	78.2	142.9	146.5
IP Services	62.4	53.2	55.6	117.9	108.8
Packet switch and frame relay	61.3	64.6	67.8	121.1	132.4
ADSL (Velox)	157.3	207.8	215.0	295.1	422.8
Other Data Services	52.6	69.0	70.4	89.5	139.3
Other Wireline Services	0.7	0.3	0.8	1.8	1.0
Wireless Services Revenues	662.4	682.1	778.8	1,166.8	1,460.9
Subscription Charges	106.7	153.1	183.6	210.3	336.7
Outgoing Calls	221.3	300.0	320.8	416.5	620.8
Domestic/Internacional Roaming	25.3	33.4	29.5	59.7	62.9
Network Usage Remuneration	68.6	61.5	61.6	129.3	123.1
Data / Value Added	40.0	56.6	74.7	76.9	131.3
Handset Sales	200.5	77.5	108.6	274.1	186.1
Gross Operating Revenue	5,815.2	5,841.9	5,825.5	11,452.7	11,667.4
Taxes and Deductions	1,691.8	1,786.7	1,763.2	3,325.0	3,549.9
Net Operating Revenue	4,123.5	4,055.3	4,062.3	8,127.7	8,117.5
Operating Expenses	2,459.3	2,570.0	2,500.6	4,794.9	5,070.5
Cost of Services	642.3	804.5	791.2	1,276.5	1,595.7
Cost of Goods Sold	251.1	111.7	140.2	340.1	251.9
Interconnection Costs	573.5	626.4	590.4	1,202.4	1,216.9
Selling Expenses	617.7	634.6	651.0	1,249.2	1,285.6
General and Administrative Expenses	194.5	219.1	253.0	404.6	472.1
Other Op. Expenses (Rev), net	180.3	173.6	74.7	322.0	248.3
EBITDA	1,664.2	1,485.3	1,561.7	3,332.8	3,047.0
Margin %	40.4%	36.6%	38.4%	41.0%	37.5%
Equity Accounting	3.9	2.3	(70.0)	4.5	(67.6)
Depreciation and Amortization	845.9	826.9	804.4	1,676.9	1,631.3
EBIT	814.4	656.1	827.2	1,651.4	1,483.3
Financial Expenses	635.5	505.6	555.5	1,269.3	1,061.1
Financial Revenues	234.6	167.2	180.6	483.4	347.8
Non Operating Expenses (Rev)	12.0	4.4	(9.3)	25.4	(4.9)
Income Before Tax and Social Contribution	401.5	313.3	461.6	840.1	775.0
Income Tax and Social Contribution	96.4	112.8	112.0	290.5	224.9
Minority Interest	101.3	56.0	67.0	152.8	123.0
Net Income	203.8	144.5	282.6	396.8	427.1
Margin %	4.9%	3.6%	7.0%	4.9%	5.3%
Outstanding Shares - Thousand (ex Treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	0.533	0.378	0.740	1.038	1.118
Income per ADR (US$)	0.215	0.172	0.338	0.404	0.510

TMAR (CONSOLIDATED)

R$ million	2Q05	1Q06	2Q06	1H05	1H06
Wireline Services Revenues	5,158.0	5,159.8	5,046.7	10,292.8	10,206.5
Local Services	2,961.4	2,953.7	2,909.6	5,939.3	5,863.3
Subscription Charges	1,613.7	1,675.4	1,640.8	3,247.5	3,316.2
Pulses	658.1	591.4	630.0	1,317.9	1,221.4
Installation	11.8	11.3	12.4	23.0	23.7
Collect Calls	21.8	14.6	9.4	43.9	24.1
Other Local Revenues	5.7	7.4	(1.9)	10.6	5.5
Fixed-to-Mobile (VC1)	650.3	653.6	618.9	1,296.5	1,272.5
Long Distance	962.3	960.0	876.5	1,922.9	1,836.5
Intra-State	442.1	459.3	417.0	883.5	876.3
Inter-State	149.6	137.0	122.7	304.9	259.7
Inter-Regional	187.1	174.2	158.3	359.4	332.5
International	22.1	20.6	18.9	45.3	39.6
Fixed-to-Mobile (VC2 and VC3)	161.5	168.9	159.6	329.8	328.5
Advanced Voice	62.6	62.6	51.5	130.7	114.0
Public Telephone	265.2	287.8	281.2	539.0	569.0
Additional Services	135.6	140.4	144.2	266.4	284.6
Network Usage Remuneration	271.6	172.5	169.3	539.6	341.8
Data Transmission Services	498.6	582.6	613.7	953.2	1,196.2
Other	0.7	0.3	0.8	1.8	1.0
Wireless Services Revenues	662.4	682.1	778.8	1,166.8	1,460.9
Subscription	106.7	153.1	183.6	210.3	336.7
Outgoing Calls	221.3	300.0	320.8	416.5	620.8
Domestic/Internacional Roaming	25.3	33.4	29.5	59.7	62.9
Network Usage Remuneration	68.6	61.5	61.6	129.3	123.1
Data / Value Added	40.0	56.6	74.7	76.9	131.3
Handset Sales	200.5	77.5	108.6	274.1	186.1
Gross Operating Revenue	5,820.4	5,841.9	5,825.5	11,459.5	11,667.4
Taxes and Deductions	1,692.3	1,786.7	1,763.2	3,325.6	3,549.9
Net Operating Revenue	4,128.1	4,055.3	4,062.3	8,133.9	8,117.5
Operating Expenses	2,496.4	2,563.3	2,484.6	4,876.0	5,047.9
Cost of Services Provided	641.8	804.4	791.2	1,275.7	1,595.6
Cost of Goods Sold	251.1	111.7	140.2	340.1	251.9
Interconnection Costs	573.5	626.4	590.4	1,202.4	1,216.9
Selling Expenses	643.1	633.8	649.3	1,347.2	1,283.1
General and Administrative Expenses	200.8	211.0	241.7	392.5	452.7
Other Op. Expenses (Rev), net	186.1	176.0	71.8	318.1	247.7
EBITDA	1,631.7	1,492.0	1,577.6	3,257.9	3,069.6
Margin %	39.5%	36.8%	38.8%	40.1%	37.8%
Equity Accounting	0.3	0.1	0.3	0.3	0.4
Depreciation	859.4	841.1	818.9	1,703.6	1,660.0
EBIT	772.0	650.8	758.5	1,554.0	1,409.3
Financial Expenses	442.8	382.7	482.7	889.3	865.4
Financial Revenues	172.1	125.4	161.4	319.1	286.8
Non Operating Expenses (Rev)	5.3	4.4	(9.6)	8.7	(5.2)
Income Before Tax and Social Contribution	496.1	389.2	446.7	975.0	836.0
Income Tax and Social Contribution	37.7	79.4	76.0	234.8	155.4
Net Income	458.4	309.8	370.7	740.2	680.5
Margin %	11.1%	7.6%	9.1%	9.1%	8.4%

Outstanding Shares Thousand (ex Treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	1.921	1.298	1.554	3.102	2.852

TMAR (PARENT COMPANY)

R$ million	2Q05	1Q06	2Q06	1H05	1H06
Local Services	2,961.3	2,962.9	2,925.8	5,939.3	5,888.7
Subscription Charges	1,613.6	1,682.1	1,651.1	3,247.4	3,333.2
Pulses	658.1	592.0	632.3	1,317.9	1,224.4
Installation	11.8	11.3	12.4	23.0	23.7
Collect Calls	21.8	14.6	9.4	43.9	24.1
Other Local Revenues	5.7	7.2	(1.7)	10.6	5.5
Fixed-to-Mobile (VC1)	650.3	655.7	622.2	1,296.5	1,277.9
Long Distance	900.2	894.7	821.6	1,795.0	1,716.3
Intra-State	426.2	439.5	400.7	852.5	840.1
Inter-State	149.0	136.8	122.3	303.4	259.0
Inter-Regional	174.3	158.3	143.5	333.2	301.8
Fixed-to-Mobile (VC2 and VC3)	150.7	160.1	155.2	305.9	315.3
Advanced Voice	66.0	64.4	53.5	137.1	117.9
Public Telephone	265.2	287.8	281.2	539.0	569.0
Additional Services	136.2	141.2	144.9	267.6	286.1
Network Usage Remuneration	282.2	177.2	174.8	562.8	352.1
Data Transmission Services	464.3	543.4	577.9	891.1	1,121.3
Other	0.6	0.1	0.6	1.2	0.7
Gross Operating Revenue	5,076.0	5,071.7	4,980.3	10,133.0	10,052.0
Taxes and Deductions	1,476.6	1,526.6	1,472.4	2,931.9	2,999.0
Net Operating Revenue	3,599.4	3,545.1	3,507.9	7,201.1	7,053.0
Operating Expenses	2,053.0	2,145.6	2,079.2	4,151.5	4,224.8
Cost of Services Provided	535.8	661.0	650.4	1,065.7	1,311.4
Interconnection Costs	698.2	731.4	693.3	1,430.1	1,424.8
Selling Expenses	479.4	416.9	454.8	1,029.3	871.6
General and Administrative Expenses	165.3	183.9	204.8	327.3	388.7
Other Op. Expenses (Rev), net	174.4	152.4	75.9	299.0	228.2
EBITDA	1,546.3	1,399.5	1,428.7	3,049.6	2,828.2
Margin %	43.0%	39.5%	40.7%	42.3%	40.1%
Equity Accounting	73.5	34.7	8.6	72.1	43.3
Depreciation	716.8	681.8	654.9	1,428.3	1,336.7
EBIT	756.0	683.0	765.3	1,549.3	1,448.2
Financial Expenses	358.7	353.5	438.5	763.5	792.0
Financial Revenues	87.2	63.6	107.1	166.7	170.7
Non Operating Expenses (Rev)	3.7	4.2	(10.0)	5.1	(5.8)
Income Before Tax and Social Contribution	480.9	388.9	443.8	947.4	832.7
Income Tax and Social Contribution	22.5	79.1	73.1	207.2	152.2
Net Income	458.4	309.8	370.7	740.2	680.5
Margin %	12.7%	8.7%	10.6%	10.3%	9.6%

TNL-PCS (Oi)

R$ million	2Q05	1Q06	2Q06	1H05	1H06
Wireless Services Revenues	816.2	858.6	949.8	1,476.4	1,808.4
Subscription	106.7	153.1	183.6	210.3	336.7
Outgoing Calls	221.3	300.0	320.7	416.5	620.8
Domestic/Internacional Roaming	25.3	33.4	29.5	59.7	62.9
Network Usage Remuneration	221.7	237.7	232.5	437.6	470.3
Data / Value Added	40.5	56.6	74.7	77.5	131.3
Other SMP Services	0.2	0.2	0.2	0.6	0.3
Handset Sales	200.5	77.5	108.6	274.1	186.1
LD/Advanced Voice Service/Network* Revenues	74.5	160.8	156.2	152.4	317.0
Gross Operating Revenue	890.8	1,019.4	1,106.0	1,628.7	2,125.4
Taxes and Deductions	205.7	268.7	298.9	377.2	567.6
Net Operating Revenue	685.0	750.7	807.2	1,251.5	1,557.8
Operating Expenses	613.9	654.6	653.5	1,062.7	1,308.1
Cost of Services Provided	134.9	204.3	202.3	263.4	406.6
Cost of Goods Sold	251.1	111.7	140.2	340.1	251.9
Interconnection Costs	51.1	91.4	88.1	128.2	179.5
Selling Expenses	164.9	233.4	258.4	316.4	491.8
General and Administrative Expenses	33.2	28.8	31.0	60.9	59.8
Other Op. Expenses (Rev), net	(21.3)	(15.0)	(66.5)	(46.3)	(81.5)
EBITDA	71.2	96.1	153.6	188.9	249.7
Margin %	10.4%	12.8%	19.0%	15.1%	16.0%
Depreciation and Amortization	134.2	158.1	162.9	258.7	321.0
EBIT	(63.0)	(62.0)	(9.2)	(69.8)	(71.3)
Financial Expenses	99.2	40.0	44.1	149.5	84.1
Financial Revenues	64.6	73.9	56.7	110.3	130.6
Non Operating Expenses	0.2	0.0	0.6	0.6	0.6
Income Before Tax and Social Contribution	(97.8)	(28.1)	2.8	(109.6)	(25.3)
Income Tax and Social Contribution	(2.4)	0.0	2.4	(2.4)	2.4
Net Income	(95.4)	(28.1)	0.4	(107.3)	(27.8)
Margem %	-13.9%	-3.7%	0.0%	-8.6%	-1.8%

(*) - Refers to Pegasus, incorporated on 11/30/05.

9. Balance Sheets

TNL (CONSOLIDATED)

R$ million	6/30/2005	3/31/2006	6/30/2006
TOTAL ASSETS	26,896	28,234	26,536
Current	9,708	11,050	9,396
Cash and ST Investments	3,939	5,158	3,544
Accounts Receivable	3,491	3,746	3,777
Recoverable Taxes	1,235	1,183	1,149
Inventories	210	175	189
Other Current Assets	833	788	736
Long Term	2,545	3,152	3,425
Recoverable and Deferred Taxes	1,526	1,718	1,772
Other	1,018	1,435	1,653
Permanent	14,644	14,032	13,715
Investments	202	145	132
Property Plant and Equipment	13,982	13,477	13,190
Deferred Assets	460	409	393

R$ million	6/30/2005	3/31/2006	6/30/2006
TOTAL LIABILITIES	26,896	28,234	26,536
Current	7,662	7,787	5,906
Suppliers	1,522	1,543	1,621
Loans and Financing	4,246	3,647	2,482
Payroll and Related Accruals	147	136	138
Payable Taxes	1,232	1,162	1,222
Dividends Payable	387	1,110	213
Other Accounts Payable	128	189	230
Long Term	9,506	10,346	10,205
Loans and Financing	6,846	7,374	7,151
Payable and Deferred Taxes	848	816	800
Contingency Provisions	1,780	2,125	2,225
Other Accounts Payable	32	31	28
Unrealized Earnings	26	19	17
Minority Interest	1,873	1,959	2,003
Shareholders' Equity	7,830	8,123	8,406

TMAR (CONSOLIDATED)

R$ million	6/30/2005	3/31/06	6/30/06
TOTAL ASSETS	24,573	26,641	25,417
Current	7,321	9,376	8,217
Cash and ST Investments	1,814	3,874	2,752
Accounts Receivable	3,493	3,748	3,779
Recoverable and Deferred Taxes	982	797	765
Inventories	210	175	189
Other Current Assets	822	782	730

Long Term	2,238	2,905	3,170
Recoverable and Deferred Taxes	1,309	1,576	1,620
Other	929	1,329	1,550

Permanent	15,014	14,360	14,030
Investments	605	502	474
Property Plant and Equipment	13,950	13,449	13,163
Deferred	458	409	393

R$ million	6/30/05	3/31/06	6/30/06
TOTAL LIABILITIES	24,573	26,641	25,417
Current	5,469	6,079	5,590
Suppliers	1,416	1,471	1,550
Loans and Financing	2,180	1,894	2,048
Payroll and Related Accruals	146	135	137
Payable Taxes	1,163	1,124	1,143
Dividends Payable	433	1,263	476
Other Accounts Payable	131	192	236
Long Term	8,718	9,708	8,731
Loans and Financing	6,215	6,897	5,836
Payable Taxes	695	662	646
Contingency Provisions	1,780	2,122	2,222
Other Accounts Payable	28	27	27

Unrealized Earnings	26	19	17
Shareholders' Equity	10,361	10,835	11,079

TMAR (PARENT COMPANY)

R$ million	6/30/2005	3/31/06	6/30/06
TOTAL ASSETS	23,519	25,909	24,634
Current	4,781	6,529	5,319
Cash and ST Investments	223	2,517	1,337
Accounts Receivable	2,983	3,099	3,150
Recoverable and Deferred Taxes	786	569	527
Inventories	46	46	39
Other Current Assets	743	298	265

Long Term	1,739	2,169	2,437
Recoverable and Deferred Taxes	846	976	1,021
Other	893	1,194	1,416

Permanent	16,999	17,211	16,878
Investments	7,233	8,115	8,080
Property Plant and Equipment	9,766	9,097	8,799

R$ million	6/30/05	3/31/06	6/30/06
TOTAL LIABILITIES	23,519	25,909	24,634
Current	4,899	5,391	4,847
Suppliers	1,033	1,081	1,114
Loans and Financing	2,125	1,894	2,048
Payroll and Related Accruals	123	112	114
Payable Taxes	1,065	969	969
Dividends Payable	433	1,263	476
Other Accounts Payable	120	72	125
Long Term	8,259	9,683	8,708
Loans and Financing	5,807	6,929	5,878
Payable Taxes	691	657	642
Contingency Provisions	1,761	2,097	2,188

Shareholders' Equity	10,361	10,835	11,079

TNL-PCS (Oi)

R$ million	6/30/2005	3/31/2006	6/30/2006
TOTAL ASSETS	6,737	8,354	8,474
Current	1,976	2,905	3,023
Cash and ST Investments	854	1,332	1,399
Accounts Receivable	523	733	773
Recoverable and Deferred Taxes	151	227	237
Inventories	163	129	150
Other Current Assets	285	484	463
Long Term	438	725	730
Recoverable and Deferred Taxes	410	600	599
Loans and Financing	0	76	81
Other	28	49	50

Permanent	4,323	4,724	4,721
Property Plant and Equipment	3,883	4,331	4,344
Deferred Assets	440	393	377

R$ million	6/30/2005	3/31/2006	6/30/2006
TOTAL LIABILITIES	6,737	8,354	8,474
Current Liabilities	598	757	872
Suppliers	408	467	574
Loans and Financing	63	0	0
Payroll and Related Accruals	22	22	22
Payable Taxes	68	148	165
Other Accounts Payable	36	120	111
Long Term	706	54	59
Loans and Financing	679	0	0
Contingency Provisions	13	25	30
Payable Taxes	1	4	4
AFCI*	13	0	0
Other Accounts Payable	0	25	25

Shareholders' Equity	5,433	7,543	7,543

10. Principal Financing & Loans

	Date	Currency	Cost	Maturity	Amortization	Outstanding Balance
BNDES	Dec/00	R$	TJLP +3.85% p.a.	Jan/08	Monthly	683,052
	Dec/03	R$	TJLP +4.50% p.a.	Jan/11	Monthly	362,404
	Dec/00	Currency Basket	Floating Interest Rate + 3.85% p.a.	Jan/08	Monthly	182,699
	Dec/03	Currency Basket	Floating Interest Rate + 4.50% p.a.	Jan/11	Monthly	64,243
	Sep/04	R$	TJLP + 4.50% p.a.	Oct/12	Quarterly / monthly after Apr/06	601,455
	Jul/05	R$	TJLP +3.50% p.a. and 4.50% p.a.	Aug/13	Quarterly / monthly after Sep/06	85,786
	Dec/05	R$	TJLP + 4.50% p.a.	Dec/13	Quarterly / monthly after Jul/07	24,335
					BNDES	2,003,974

Sindicated Loan	Aug/01	US$	LIBOR + 0.5% to 1.685% p.a.	Aug/10	Quarterly	924,474

JBIC	Aug/01	Yen	1.65% p.a.	Jan/10	Semi-annually	356,252
	Jan/03	Yen	Japonese LIBOR + 1.25% p.a.	Jan/11	Semi-annually	354,715
					JBIC	710,967

Debentures	Mar/06	R$	103% of CDI	Mar-11	"Bullet"	1,703,284
	Mar/06	R$	CDI + 0,55% p.a.	Mar-13	"Bullet"	567,641
					Debentures	2,270,925

Senior Notes	Dec/03	US$	8 % p.a.	Dec/13	"Bullet"	325,634

KFW	Feb/03	US$	LIBOR + 0.75% p.a.	Aug/12	Semi-annually	120,043
	Jun/00	US$	8.75% to 11.87% a.p.	Oct/09	Semi-annually	103,648
	Jul/02	US$	LIBOR + 0.8% to 4.5% p.a.	Jan/11	Semi-annually	117,898
					KFW	341,589

FINNVERA	Feb/03	US$	LIBOR + 1.1% p.a.	Feb/12	Semi-annually	265,545

ABN AMRO	Jan/04	US$	LIBOR + 3% to 4.83% p.a.	Apr/09	Semi-annually	133,921
	Jun/05	US$	5.05% p.a.	May/08	"Bullet"	68,436
	Jun/05	US$	5.51% p.a.	Jun/10	Semi-annually	36,460
	Sep/05	US$	5.45% p.a.	Sep/08	"Bullet"	135,649
	Oct/05	US$	5.28% p.a.	Oct/08	"Bullet"	34,341
	Dec/05	US$	5.43% p.a.	Nov/08	"Bullet"	44,637
	Dec/05	US$	4.93% p.a.	Dec/10	Semi-annually	19,969
					ABN AMRO	473,413

Swap Result						1,766,386

Other						550,709
Total						9,633,616

11. Upcoming Events

Conference Call

Date: Friday, July 28, 2006

Portuguese
Time:              10 a.m. (Rio)
Access:          (11) 4688 - 6301
Passcode:     Telemar
Replay:           (11) 4688 - 6225 (passcode 318)

English
Time:               1 p.m. (Rio)
Access:          1 - 210 - 839 - 8502 (other countries)
                          888 - 396 - 9185 (USA)
Passcode:     Telemar
Replay:           1 - 402 - 220 - 9689 (other countries)
                           800 - 234 - 3897 (USA)

A slide presentation will be available on our website prior to the conference call, at the following link:
http://www.telemar.com.br/ir

This report contains forward- looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events. This report contains non-audited results, which may differ from the final audited ones.

TNL – Investor Relations (invest@telemar.com.br) 55(21) 3131-1314/1315/1316/1317	Global Consulting Group Lauren Puffer (lpuffer@hfgcg.com) +1 (646) 284-9404